SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 34)
Under the Securities and Exchange Act of 1934

Salomon Brothers Municipal Partners Fund II, Inc. (MPT)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

794918102
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D/A, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
(There are no exhibits.)

Item 1.  Security and Issuer

Common Stock
Salomon Brothers Municipal Partners Fund II, Inc.
Salomon Brothers Asset Management
125 Broad Street, 10th Floor, MF-2
New York, New York 10004


Item 2.  Identity and Background

(a) Karpus Management, Inc. d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director and Controlling Stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the ?Principals?) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 324,895 shares of MPT on behalf of accounts that are managed by KIM (the ?Accounts?)
under limited powers of attorney, which represents 5.41% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.


Item 4.  Purpose of Transaction

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of MPT fit the investment guidelines for various Accounts. Shares have been acquired since December 24, 1997.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM represents beneficial ownership of 324,895 shares, which represents 5.41% of the outstanding Shares. George Karpus presently owns 16,650 shares purchased on August 15
& 16, 2001 at $12.60 (7,500 shares), August 21 & September 19 at
$12.71 (2,500 shares), April 14, 2003 at $13.06 (600 shares), and May
6, 7 & 9 at $13.40 (9400 shares).He sold on June 28, 2005 at $ 13.50
(200 shares), June  29 at $13.59 and $13.60 (1000 shares), and June 30 at $ 13.61 (100 shares), July 6, 2005 at $ 13.53 (300 shares),  July 7 &
11 at $ 13.56 (200 shares), July 14 at $13.54 (300 shares) and February 15, 2006 at $13.65 (50 shares). Jo Ann Van Degriff owns 1050 shares purchased on May 10, 2005 at $12.70. Karpus Management, Inc.
presently owns 100 shares purchased on August 11, 2005 at $13.66.
Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 6.01%. Urbana
Partners, L.P. currently owns 12,900 shares. None of the other Principals presently own shares.

(b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.

(c) Below are the open market purchases in the last 60 days for the Accounts. There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

Date
Shares
Price Per Share

Date
Shares
Price Per Share
5/1/2006 to
No Transactions

6/1/2006
1000
15.84
5/31/2006



6/5/2006
1400
16.00




6/6/2006
10800
16.01




6/7/2006
6300
16.00




6/8/2006
8650
15.94




6/9/2006
8950
15.88




6/9/2006
-220
16.03




6/12/2006
2500
15.83




6/13/2006
3300
15.82




6/13/2006
-500
15.85




6/14/2006
14700
15.81




6/15/2006
9450
15.79




6/16/2006
17190
15.79




6/19/2006
2475
15.78




6/20/2006
8300
15.71




6/22/2006
3900
15.71




6/23/2006
2500
15.70




6/26/2006
47530
15.70




6/27/2006
23620
15.68




6/28/2006
19975
15.65




6/29/2006
2300
15.76

The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the MPT securities.


Item 7.  Materials to be Filed as Exhibits

Not applicable.



SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Karpus Management, Inc.





By:
Name:  	Sharon L. Thornton
Title:  		Director of Investment Personnel and Senior Analyst
Date:  		July 7, 2006